

January 30, 2014

Via E-mail
Mr. Robert O. Kraft
Senior Vice President and Chief Financial Officer
Omnicare, Inc.
900 Omnicare Center
201 E. Fourth Street
Cincinnati, Ohio 45202

>   **Re: Omnicare, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 19, 2013**
>   **File No. 001-08269**

Dear Mr. Kraft:

We have reviewed your January 3, 2014 response to our December 18, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 10--Debt, page 54

1. Please refer to prior comment 1. On page 3 of your response, you state that the equity component attributable to the new 2042 Notes was $194,265,000. However, on page 4, you state that the equity component for the new 2042 Notes was $161,600,000 and that the equity component for the old 2025 Notes was $194,265,000. In addition, you state on page 4 that the fair value attributed to the liability component of the new debt was $228,400,000, which differs from the $195,735,000 attributed to the liability component of the new debt on page 3. Please explain these apparent inconsistencies.

2. You state on page 60 of the 10-K that the equity component of the remaining 2025 notes with a face value of $318,057,000 was $27,230,000. Please explain to us how you determined the equity component of $194,265,000 for the 2025 Notes with a face value of $256,946,000 that were exchanged, as the equity component assigned to the extinguished 2025 notes appears proportionately high compared to the equity component assigned to the 2025 Notes that were not extinguished.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant